                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934*
                         (AMENDMENT NO.             )

                             Mondeo Investments, Inc.
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                                (Name of Issuer)

                   Common Stock, $0.0001 par value per share
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                         (Title of Class of Securities)

                                  609208 10 3
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                                 (CUSIP Number)

                                   William Tay
                                 P.O. Box 42198
                             Philadelphia, PA 19101
                                 (215) 359-2163
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                October 25, 2006
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             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_] Note:
Six copies of this statement, including all exhibits, should be filed with the
Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

=================================================================================

                                 SCHEDULE 13D

1.     Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (Entities Only)

       William Tay

2.     Check the Appropriate Box if a Member of a Group (See Instructions)
       (a) [ ]
       (b) [ ]

3.     SEC Use Only

4.     Source of Funds (See Instructions)
       PF

5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e) [ ]

6.     Citizenship or Place of Organization
       US

                    ----------------------------------------
                    7.    Sole Voting Power
                          1,390,000
 NUMBER OF          ----------------------------------------
   SHARES           8.    Shared Voting Power
  OWNED BY                -0-
    EACH            ----------------------------------------
 REPORTING          9.    Sole Dispositive Power
PERSON WITH               1,390,000
                    ----------------------------------------
                    10.   Shared Dispositive Power
                          -0-
                    ----------------------------------------

11.    Aggregate Amount Beneficially Owned By Each Person:
       1,390,000 Shares of Common Stock

12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
       (see Instructions) [ ]

13.    Percent of Class Represented By Amount In Row (11)
       100.0%

14     Type of Reporting Person (See Instructions)
       IN

=================================================================================

ITEM 1.  SECURITY AND ISSUER.

Common Stock, par value $0.0001, of Mondeo Investments, Inc., a Delaware corporation, c/o William Tay, P.O. Box 42198, Philadelphia, PA 19101.

ITEM 2.  IDENTITY AND BACKGROUND.

       This statement is filed by William Tay (the "Reporting Person") with respect to shares directly owned by him.

       Any disclosures herein with respect to persons other than the Reporting
Person is made on information and belief after making inquiry to the appropriate party.

       The address of William Tay is P.O. Box 42198, Philadelphia, Pennsylvania
19101.

       William Tay is the President, Chief Executive Officer, Secretary,
Treasurer and Director of Mondeo Investments, Inc. and is a private investor.

       The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

       The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       The Reporting Person is a citizen of the US.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person, William Tay, acquired 1,390,000 shares of the Issuer on
May 31, 2006 in exchange for $139.00 in cash which paid for the State incorporation fees and annual resident agent fee in the State of Delaware.

ITEM 4.  PURPOSE OF TRANSACTION.

The acquisition by the Reporting Person was issued to the founding shareholder in exchange for $139.00 in cash which paid for the State incorporation fees and annual resident agent fee in Delaware. Common stock is the only outstanding class of shares of the Issuer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

William Tay acquired 1,390,000 of the issued and outstanding common shares of the Issuer. After Mr. Tay's acquisition, such amount represented 100% of the total issued and outstanding common shares of the Issuer.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
         SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

       Not applicable.

                                  SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  October 17, 2006

                                                   /s/ William Tay
                                                   -----------------------------
                                                   William Tay